Trinity Mirror plc.

12g3-2(b)

08000927

SEC
Mail Processing
Section

FEB 14 2008

Washington, DC
101

7 February 2008

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Interim Assistant Company Secretary

encs.

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	11:57 07-Feb-08
Number	5199N

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): DECREASE IN THE OUTSTANDING SHARES	**YES**
3. Full name of person(s) subject to notification obligation:	**CAPITAL GROUP INTERNATIONAL, INC.**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**5 FEBRUARY 2008**
6. Date on which issuer notified:	**6 FEBRUARY 2008**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details								
A: Voting rights attached to shares								
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of shares	**Number of voting rights**	**Number of shares**		**Number of voting rights**		**Percentage of voting rights**	
			Direct	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	Below 3%	Below 3%		8,428,329		8,428,329		3.0058%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**
n/a				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
8,428,329	**3.0058%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Capital Guardian Trust Company - 276,100 shares
Capital International Limited - 6,493,419 shares
Capital International S.A. - 1,169,120 shares
Capital International, Inc.- 489,690 shares
Total: 8,428,329 shares

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Notification based on total voting rights of 280,401,015
14 Contact name:	

	Christopher Aquino
15. Contact telephone number:	+1 (213) 615-0469

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